Filed Pursuant to Rule 424(b)(3)

Registration No. 333-284614

PROSPECTUS SUPPLEMENT No. 2

(to the prospectus dated April 25, 2025)

Rain Enhancement Technologies Holdco, Inc.

5,000,000 Shares of Class A Common Stock Underlying Warrants (For Issuance)

5,914,057 Shares of Class A Common Stock (For Resale)

This prospectus supplement No. 2 (this “Supplement”) supplements, updates and amends the information contained in the prospectus dated April 25, 2025 (the “Prospectus”) relating to the issuance of shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Rain Enhancement Technologies Holdco, Inc. (the “Company”) upon the exercise of warrants of the Company (“Warrants”) and the resale from time to time of shares of Class A Common Stock by the selling shareholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus. This Supplement updates and supplements the Prospectus.

This Supplement is being filed to update and supplement the information previously included in the Prospectus with the information contained in the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2025 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Supplement. You should read this Supplement in conjunction with the Prospectus. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements thereto. This Supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus. Capitalized terms used in this Supplement have the meanings given to them in the Prospectus.

Our shares of Class A Common Stock and Warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “RAIN” and “RAINW,” respectively. On July 2, 2025, the closing price of our Class A Common Stock was $3.27 per share and the closing price for our Warrants was $0.10 per Warrant.

We are an “emerging growth company” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH UNDER THE SECTION ENTITLED “RISK FACTORS” ON PAGE 12 OF THE PROSPECTUS, BEFORE MAKING ANY DECISION WHETHER TO INVEST IN OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 3, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 27, 2025

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.

(Exact name of registrant as specified in its charter)

Massachusetts	001-42460	99-3527155
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4851 Tamiami Trail N, Suite 200

Naples, FL 34103

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 339-222-6714

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	RAIN	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	RAINW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 27, 2025, Rain Enhancement Technologies, Inc. (“RET”), a wholly-owned subsidiary of Rain Enhancement Technologies Holdco, Inc. (the “Company”, and together with RET and the Company’s other subsidiaries, the “Company Group”), and Randall Seidl, the Company’s Chief Executive Officer (the “CEO”), entered into an amendment to the employment agreement dated December 31, 2024, by and between RET and the CEO (the “Employment Agreement” and such amendment, the “Employment Agreement Amendment”), to, among other things, replace the previously disclosed unsecured note payable to the CEO, which was not issued, with a Retention Bonus (as defined below) to better reflect the nature of the commitment by the Company Group to the CEO.

In connection with the Employment Agreement Amendment, on June 27, 2025, RET and the CEO entered into the Retention Bonus Agreement (the “Retention Bonus Agreement”). Pursuant to the Retention Bonus Agreement, the Company Group will pay a cash bonus to the CEO of $5,820,000 (the “Retention Bonus”), less required withholdings and deductions, as a lump sum on the earlier of (i) December 31, 2028, (ii) the date on which the Company Group terminates the CEO’s employment without Cause (as defined in the Employment Agreement), or (iii) the date on which a Change of Control (as defined in the Employment Agreement) is consummated.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

10.1+	Retention Bonus Agreement, dated as of June 27, 2025, by and between Rain Enhancement Technologies, Inc. and Randall Seidl
10.2+	Amendment to Employment Agreement, dated June 27, 2025, by and between Rain Enhancement Technologies, Inc. and Randall Seidl
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

+	Denotes management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 3, 2025	RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.

	By:	/s/ Oanh Truong
	Name:	Oanh Truong
	Title:	Interim Chief Financial Officer

2

Exhibit 10.1

RETENTION BONUS AGREEMENT

(Randall Seidl)

Retention Bonus Amount: $5,820,000	Dated as of June 27, 2025

Rain Enhancement Technologies, Inc., a Massachusetts corporation (the “Company”), considers your continued service and dedication to the Company essential to the development and growth of the Company. To incentivize you to remain employed with the Company, Rain Enhancement Technologies Holdco, Inc. (“Holdco”) or one of Holdco’s subsidiaries (collectively with the Company, the “Company Group”) we are pleased to offer you a retention bonus as described in this agreement (the “Agreement”). This Agreement is in lieu of the contingent bonus payment in the form of an unsecured promissory note described in your offer letter with the Company Group, including any exhibits thereto, entered into on December 31, 2024 (“Offer Letter”). Capitalized terms have the meanings where first defined herein or in the 2024 Incentive Award Plan of Rain Enhancement Technologies Holdco, Inc. adopted on December 19, 2024.

1. Retention Bonus. In recognition of continuous service with the Company Group through and until the earlier of (a) December 31, 2028 (“Retention Bonus Date”), (b) the date on which the Company Group terminates your employment without Cause prior to the Retention Bonus Date, or (c) the date on which a Change in Control is consummated, you shall be paid a retention bonus in the amount of Five Million Eight Hundred Twenty-thousand Dollars ($5,820,000), less all applicable withholdings and deductions required by law (the “Retention Bonus”). The earliest date determined by clauses (a), (b) and (c) in the prior sentence is referred to as the “Bonus Entitlement Date”. The Retention Bonus will be paid to you in one lump sum cash payment, reduced by any applicable withholdings, within five (5) business days of the Bonus Entitlement Date.

2. Continuous Employment At-Will. Your employment remains at-will, meaning that you and the Company Group may terminate the employment relationship at any time, with or without cause. Except as otherwise agreed to with the Company Group, this Retention Bonus will not be paid unless you have been at all times since the date of this Agreement an employee of the Company Group.

3. Clawback. If applicable, the payment of any amount hereunder will be subject to clawback pursuant to and in accordance with the requirements of Section 10D and Rule 10D-1 of the Exchange Act.

4. Section 409A. All payments under this Agreement are subject to any required tax or other withholdings. For purposes of this Agreement, a termination of employment means a “separation from service” as defined in Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), unless immediately before such event, compensation to you was subject to a substantial risk of forfeiture, the termination of employment causes such compensation to no longer be subject to a substantial risk of forfeiture, and such compensation would be paid to you within the period described for short-term deferrals in Treasury Regulations Section 1.409A- 1(b)(4), in which case, for purposes of such compensation, termination of employment shall mean any termination of employment that causes such compensation to no longer be subject to a substantial risk of forfeiture regardless of whether it constitutes a “separation from service” under Section 409A. If and to the extent any portion of any payment, compensation or other benefit provided to you in connection with your employment termination is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and you are a specified employee as defined in Section 409A(a)(2)(B)(i), as determined by the Company Group in accordance with its procedures, by which determination you hereby agree that you are bound, such portion of the payment, compensation or other benefit shall not be paid before the earlier of (i) the expiration of the six month period measured from the date of your “separation from service” (as determined under Section 409A) or (ii) the date of your death following such separation from service (the “New Payment Date”). The aggregate of any payments that otherwise would have been paid to you during the period between the date of separation from service and the New Payment Date shall be paid to you in a lump sum in the first payroll period beginning after such New Payment Date, and any remaining payments will be paid on their original schedule. For purposes of this Agreement, each amount to be paid or benefit to be provided shall be construed as a separate identified payment for purposes of Section 409A. Neither the Company Group nor you shall have the right to accelerate or defer the delivery of any such payments except to the extent specifically permitted or required by Section 409A. This Agreement is intended to comply with the provisions of Section 409A and the Agreement shall, to the extent practicable, be construed in accordance therewith. Terms defined in the Agreement shall have the meanings given such terms under Section 409A if and to the extent required to comply with Section 409A. In any event, the Company Group makes no representations or warranty and shall have no liability to you or any other person if any provisions of or payments under this Agreement are determined to constitute deferred compensation subject to Section 409A but not to satisfy the conditions of that section.

5. Section 280G. Notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company Group or any of their affiliates to you or for your benefit pursuant to the terms of this Agreement or otherwise (“Covered Payments”) constitute “parachute payments” within the meaning of Section 280G of the Code, and would, but for this paragraph be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then the Company shall pay to you, no later than the time the Excise Tax is required to be paid by you or withheld by the Company Group, an additional amount (the “Gross-up Payment”) equal to the sum of the Excise Tax payable by you, plus the amount necessary to put you in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax and any income and employment taxes imposed on the Gross-up Payment)) that you would have been in if you had not incurred any tax liability under Section 4999 of the Code. Any determination required under this paragraph, including whether any payments or benefits are parachute payments, shall be made by the Company Group in its sole discretion. You shall provide the Company Group with such information and documents as the Company Group may reasonably request in order to make a determination under this paragraph. The Company Group’s determinations shall be final and binding on the Company Group and you.

6. Entire Agreement. This Agreement contains all of the understandings and representations between the Company Group and you relating to the Retention Bonus and supersedes all prior and contemporaneous understandings, discussions, agreements, representations, and warranties, both written and oral, with respect to any Retention Bonus. This Agreement may not be amended or modified unless in writing signed by both the CEO of the Company and you.

7. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be made in writing and delivered: (i) personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party or (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

8. Governing Law. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF MASSACHUSETTS, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF. The invalidity or unenforceability of any provision or provisions of this Agreement will not affect the validity or enforceability of any other provision hereof, which will remain in full force and effect. Any disputes arising out of or related to this Agreement or your employment with the Company will be exclusively subject to arbitration in Massachusetts using Massachusetts law, with a single mutually acceptable arbitrator with each party to bear their own attorneys’ fees and costs. The decision of the arbitrator shall be entered in the Massachusetts Courts, if necessary.

9. Assignment. No assignment or transfer of this Agreement or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

[Signature page follows]

IN WITNESS WHEREOF, you and the Company, intending to be legally bound hereby, have caused this Agreement to be duly executed by the undersigned as of the day and year first above written.

Randall Seidl		Rain Enhancement Technologies, Inc.

By:	/s/ Randall Seidl	By:	/s/ Harry L. You
Name: Harry L. You
Title: Chairman

[Signature Page to Retention Bonus Agreement]

Exhibit 10.2

RAIN ENHANCEMENT TECHNOLOGIES, INC

June 27, 2025

Mr. Randy Seidl

3141 Dahlia Way

Naples, Florida 34105

Re:	Amendment to Employment Letter with Rain Enhancement Technologies, Inc.

Dear Randy:

Reference is made to your employment letter, dated December 31, 2024 (the “Agreement”), between you and Rain Enhancement Technologies, Inc. (the “Company”, and collectively with Rain Enhancement Technologies Holdco, Inc, “Holdco,” or one of Holdco’s subsidiaries, the “Company Group”). This letter constitutes the first amendment to the Agreement. All capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Agreement.

(1)	The name of the Company is corrected throughout the Agreement hereby by substituting “Rain Enhancement Technologies, Inc.” in place of “Rainwater Enhancement Technologies, Inc.”

(2)	Section 3 of the Agreement is hereby deleted in its entirety and replaced with the following replacement Section 3:

3. Retention Bonus Agreement. The Company, or any of its affiliated entities, will enter into a retention bonus agreement with you (the “Retention Bonus”) for a Retention Bonus in the amount of Five Million Eight Hundred and Twenty-thousand Dollars ($5,820,000). The Retention Bonus shall be payable to you upon the earlier to occur of your continuous service with the Company Group through and until (a) December 31, 2028 (“Retentions Bonus Date”), (b) the date on which the Company Group terminates your employment without cause prior to the Retention Bonus Date, or (c) the date on which a Change in Control is consummated. The earliest date determined by clauses (a), (b) and (c) in the prior sentence is referred to as the “Bonus Entitlement Date”. The Retention Bonus will be paid to you in one lump sum cash payment, reduced by any applicable withholdings and deductions required by law, within five (5) business days of the Bonus Entitlement Date.

(3)	Section 11 of the Agreement is hereby deleted in its entirety and replaced with the following replacement Section 11.

11. Section 280G. Notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company Group or any of their affiliates to you or for your benefit pursuant to the terms of this Agreement or otherwise (“Covered Payments”) constitute “parachute payments” within the meaning of Section 280G of the Code, and would, but for this paragraph be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then the Company shall pay to you, no later than the time the Excise Tax is required to be paid by you or withheld by the Company Group, an additional amount (the “Gross-up Payment”) equal to the sum of the Excise Tax payable by you, plus the amount necessary to put you in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax and any income and employment taxes imposed on the Gross-up Payment)) that you would have been in if you had not incurred any tax liability under Section 4999 of the Code. Any determination required under this paragraph, including whether any payments or benefits are parachute payments, shall be made by the Company Group in its sole discretion. You shall provide the Company Group with such information and documents as the Company Group may reasonably request in order to make a determination under this paragraph. The Company Group’s determinations shall be final and binding on the Company Group and you.

Except as set forth herein, the Agreement shall otherwise remain in full force and effect in accordance with its terms.

Please indicate your agreement to the terms herein by countersigning in the place indicated below.

Very Truly Yours,

Rain Enhancement Technologies, Inc.

By:	/s/ Harry L. You
Harry L. You, Chairman

Accepted and agreed:

By:	/s/ Randy Seidl
Randy Seidl

Date: